Exhibit 11

KEARNY FINANCIAL CORP. AND SUBSIDIARIES

STATEMENTS RE: COMPUTATION OF PER SHARE EARNINGS

	Year Ended June 30, 2018	Year Ended June 30, 2017	Year Ended June 30, 2016
	(In Thousands, Except Per Share Data)
Income available to common stockholders	$19,596	$18,603	$15,822

Weighted average shares outstanding	82,587	84,590	89,591

Basic earnings per share	$0.24	$0.22	$0.18

Income for diluted earnings per share	$19,596	$18,603	$15,822

Total weighted average common shares and equivalents outstanding for diluted computation	82,463	84,661	89,625

Diluted earnings per share	$0.24	$0.22	$0.18